                                                                    EXHIBIT 99.7

                                                                       EXHIBIT D

                              SUBSIDIARY GUARANTEE

     SUBSIDIARY GUARANTEE, dated as of September 8, 2008 (this "GUARANTEE"), made by each of the signatories hereto (together with any other entity that may become a party hereto as provided herein, the "GUARANTORS"), in favor of the lenders signatory (together with their permitted assigns, the "LENDERS") to that certain Loan Agreement, dated as of the date hereof, between Metalink Ltd., an
Israeli corporation (the "COMPANY") and the Lenders.

                              W I T N E S S E T H:

     WHEREAS, pursuant to that certain Loan Agreement, dated as of the date hereof, by and between the Company and the Lenders (the "LOAN AGREEMENT"), the
Lenders have severally agreed to extend the loans to the Company and the Company has agreed to issue to the Lenders the Notes, subject to the terms and conditions set forth therein; and

     WHEREAS, each Guarantor will directly benefit from the extension of credit to the Company represented by the issuance of the Notes; and

     NOW, THEREFORE, in consideration of the premises and to induce the Lenders to enter into the Loan Agreement and to carry out the transactions contemplated thereby, each Guarantor hereby agrees with the Lenders as follows:

     1. DEFINITIONS. Unless otherwise defined herein, terms defined in the Loan
Agreement and used herein shall have the meanings given to them in the Loan
Agreement. The words "hereof," "herein," "hereto" and "hereunder" and words of similar import when used in this Guarantee shall refer to this Guarantee as a whole and not to any particular provision of this Guarantee, and Section and
Schedule references are to this Guarantee unless otherwise specified. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The following terms shall have the following meanings:

          "GUARANTEE" means this Subsidiary Guarantee, as the same may be amended, supplemented or otherwise modified from time to time.

          "OBLIGATIONS" means, in addition to all other costs and expenses of collection incurred by Lenders in enforcing any of such Obligations and/or this Guarantee, all of the liabilities and obligations (primary, secondary, direct, contingent, sole, joint or several) due or to become due, or that are now or may be hereafter contracted or acquired, or owing to, of the
     Company or any Guarantor to the Lenders under this Guarantee, the Notes and any other instruments, agreements or other documents executed and/or delivered in connection herewith or therewith by the Company or any
     Guarantor, in each case, whether now or hereafter existing, voluntary or involuntary, direct or indirect, absolute or contingent, liquidated or unliquidated, whether or not jointly owed with others, and whether or not from time to time decreased or extinguished and later increased, created or incurred, and all or any portion of such obligations or liabilities that are paid, to the extent all or any part of such payment is avoided or recovered directly or indirectly from any of the Lenders as a preference, fraudulent transfer or otherwise as such obligations may be amended, supplemented, converted, extended or modified from time to time in accordance with the Transaction Documents. Without limiting the generality of the foregoing, the term "Obligations" shall include, without limitation:
     (i) principal of, and interest on the Notes and the loans extended pursuant thereto; (ii) any and all other fees, indemnities, costs, obligations and liabilities of the Company or any Guarantor from time to time under or in connection with this Guarantee, the Notes and any other instruments, agreements or other documents executed and/or delivered in connection herewith or therewith; and (iii) all amounts (including but not limited to post-petition interest) in respect of the foregoing that would be payable but for the fact that the obligations to pay such amounts are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving the Company or any Guarantor.

     2. GUARANTEE.

          (a) GUARANTEE.

               (i) The Guarantors hereby, jointly and severally, unconditionally and irrevocably, guarantee to the Lenders and their respective successors, indorsees, transferees and assigns, the prompt and complete payment and performance when due (whether at the stated
          maturity, by acceleration or otherwise) of the Obligations.

               (ii) The maximum liability of each Guarantor hereunder and under the other Transaction Documents shall in no event exceed the amount which can be guaranteed by such Guarantor under applicable laws, including laws relating to the insolvency of debtors, fraudulent conveyance or transfer or laws affecting the rights of creditors generally (after giving effect to the right of contribution established in Section 2(b)).

               (iii) Each Guarantor agrees that the Obligations may at any time and from time to time exceed the amount of the liability of such
          Guarantor hereunder without impairing the guarantee contained in this
          Section 2 or affecting the rights and remedies of the Lenders hereunder.

               (iv) The guarantee contained in this Section 2 shall remain in full force and effect until all the Obligations and the obligations of each Guarantor under the guarantee contained in this Section 2 shall have been satisfied by indefeasible payment in full.

               (v) No payment made by the Company, any of the Guarantors, any other guarantor or any other Person or received or collected by the
          Lenders from the Company, any of the Guarantors, any other guarantor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of the Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of any
          Guarantor hereunder which shall, notwithstanding any such payment
          (other than any payment made by such Guarantor in respect of the
          Obligations or any payment received or collected from such Guarantor in respect of the Obligations), remain liable for the Obligations up to the maximum liability of such Guarantor hereunder until the
          Obligations are indefeasibly paid in full.

               (vi) Notwithstanding anything to the contrary in this Guarantee, with respect to any defaulted non-monetary Obligations the specific performance of which by the Guarantors is not reasonably possible
          (e.g. the issuance of the Company's Common Stock), the Guarantors shall only be liable for making the Lenders whole on a monetary basis for the Company's failure to perform such Obligations in accordance with the Transaction Documents.

          (b) RIGHT OF CONTRIBUTION. Subject to Section 2(c), each Guarantor hereby agrees that to the extent that a Guarantor shall have paid more than its proportionate share of any payment made hereunder, such Guarantor shall be entitled to seek and receive contribution from and against any other
     Guarantor hereunder which has not paid its proportionate share of such payment. Each Guarantor's right of contribution shall be subject to the terms and conditions of Section 2(c). The provisions of this Section 2(b)
     shall in no respect limit the obligations and liabilities of any Guarantor to the Lenders and each Guarantor shall remain liable to the Lenders for the full amount guaranteed by such Guarantor hereunder.

          (c) NO SUBROGATION. Notwithstanding any payment made by any Guarantor hereunder or any set-off or application of funds of any Guarantor by the
     Lenders, no Guarantor shall be entitled to be subrogated to any of the rights of the Lenders against the Company or any other Guarantor or any collateral security or guarantee or right of offset held by the Lenders for the payment of the Obligations, nor shall any Guarantor seek or be entitled to seek any contribution or reimbursement from the Company or any other
     Guarantor in respect of payments made by such Guarantor hereunder, until all amounts owing to the Lenders by the Company on account of the
     Obligations are indefeasibly paid in full. If any amount shall be paid to any Guarantor on account of such subrogation rights at any time when all of the Obligations shall not have been paid in full, such amount shall be held by such Guarantor in trust for the Lenders, segregated from other funds of such Guarantor, and shall, forthwith upon receipt by such Guarantor, be turned over to the Lenders in the exact form received by such Guarantor
     (duly indorsed by such Guarantor to the Lenders, if required), to be applied against the Obligations, whether matured or unmatured, in such order as the Lenders may determine.

          (d) AMENDMENTS, ETC. WITH RESPECT TO THE OBLIGATIONS. Each Guarantor
     shall remain obligated hereunder notwithstanding that, without any reservation of rights against any Guarantor and without notice to or further assent by any Guarantor, any demand for payment of any of the
     Obligations made by the Lenders may be rescinded by the Lenders and any of the Obligations continued, and the Obligations, or the liability of any other Person upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered or released by the Lenders, and the Loan Agreement and the other Transaction Documents and any other documents executed and delivered in connection therewith may be amended, modified, supplemented or terminated, in whole or in part, as the Lenders may deem advisable from time to time as permitted by each of the same in accordance with its terms, and any collateral security, guarantee or right of offset at any time held by the Lenders for the payment of the
     Obligations may be sold, exchanged, waived, surrendered or released. The
     Lenders shall have no obligation to protect, secure, perfect or insure any
     Lien at any time held by them as security for the Obligations or for the guarantee contained in this Section 2 or any property subject thereto.

          (e) GUARANTEE ABSOLUTE AND UNCONDITIONAL. Each Guarantor waives any and all notice of the creation, renewal, extension or accrual of any of the
     Obligations and notice of or proof of reliance by the Lenders upon the guarantee contained in this Section 2 or acceptance of the guarantee contained in this Section 2; the Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred, or renewed, extended, amended or waived, in reliance upon the guarantee contained in this Section 2; and all dealings between the Company and any of the Guarantors, on the one hand, and the Lenders, on the other hand, likewise shall be conclusively presumed to have been had or consummated in reliance upon the guarantee contained in this Section 2. Each Guarantor waives to the extent permitted by law diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon the
     Company or any of the Guarantors with respect to the Obligations, except to the extent expressly required by the applicable Transaction Document. Each
     Guarantor understands and agrees that the guarantee contained in this
     Section 2 shall be construed as a continuing, absolute and unconditional guarantee of payment and performance without regard to (a) the validity or enforceability of the Loan Agreement or any other Transaction Document, any of the Obligations or any other collateral security therefor or guarantee or right of offset with respect thereto at any time or from time to time held by the Lenders, (b) any defense, set-off or counterclaim (other than a defense of payment or performance or fraud by Lenders) which may at any time be available to or be asserted by the Company or any other Person against the Lenders, or (c) any other circumstance whatsoever (with or without notice to or knowledge of the Company or such Guarantor) which constitutes, or might be construed to constitute, an equitable or legal discharge of the Company for the Obligations, or of such Guarantor under the guarantee contained in this Section 2, in bankruptcy or in any other instance. When making any demand hereunder or otherwise pursuing its rights and remedies hereunder against any Guarantor, the Lenders may, but shall be under no obligation to, make a similar demand on or otherwise pursue such rights and remedies as they may have against the Company, any other
     Guarantor or any other Person or against any collateral security or guarantee for the Obligations or any right of offset with respect thereto, and any failure by the Lenders to make any such demand, to pursue such other rights or remedies or to collect any payments from the Company, any other Guarantor or any other Person or to realize upon any such collateral security or guarantee or to exercise any such right of offset, or any release of the Company, any other Guarantor or any other Person or any such collateral security, guarantee or right of offset, shall not relieve any
     Guarantor of any obligation or liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Lenders against any Guarantor. For the purposes hereof, "demand" shall include the commencement and continuance of any legal proceedings.

          (f) REINSTATEMENT. The guarantee contained in this Section 2 shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Obligations is rescinded or must otherwise be restored or returned by the Lenders upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the
     Company or any Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Company or any Guarantor or any substantial part of its property, or otherwise, all as though such payments had not been made.

          (g) PAYMENTS. Each Guarantor hereby guarantees that payments hereunder will be paid to the Lenders without set-off or counterclaim in U.S. dollars at the address set forth or referred to in the Signature Pages to the Loan
     Agreement.

     3. REPRESENTATIONS AND WARRANTIES. Each Guarantor hereby makes the following representations and warranties to Lenders as of the date hereof:

          (a) ORGANIZATION AND QUALIFICATION. The Guarantor is a corporation, duly incorporated, validly existing and, where such concept is recognized, in good standing under the laws of the applicable jurisdiction set forth on
     Schedule 1, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Guarantor has no subsidiaries other than those identified as such on the Disclosure Schedules to the Loan Agreement. The Guarantor is
     duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, (x) adversely affect the legality, validity or enforceability of any of this Guaranty in any material respect, (y) have a material adverse effect on the results of operations, assets, prospects, or financial condition of the Guarantor or
     (z) adversely impair in any material respect the Guarantor's ability to perform fully on a timely basis its obligations under this Guaranty (a
     "MATERIAL ADVERSE EFFECT").

          (b) AUTHORIZATION; ENFORCEMENT. The Guarantor has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Guaranty, and otherwise to carry out its obligations hereunder. The execution and delivery of this Guaranty by the
     Guarantor and the consummation by it of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Guarantor. This Guaranty has been duly executed and delivered by the Guarantor and constitutes the valid and binding obligation of the
     Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

          (c) NO CONFLICTS. The execution, delivery and performance of this
     Guaranty by the Guarantor and the consummation by the Guarantor of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of its Certificate of Incorporation or By-laws or
     (ii) conflict with, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Guarantor is a party, or
     (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Guarantor is subject (including Federal and State securities laws and regulations), or by which any material property or asset of the Guarantor is bound or affected, except in the case of each of clauses (ii) and (iii), such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as could not, individually or in the aggregate, have or result in a Material Adverse Effect. The business of the Guarantor is not being conducted in violation of any law, ordinance or regulation of any governmental authority, except for violations which, individually or in the aggregate, do not have a Material Adverse Effect.

          (d) CONSENTS AND APPROVALS. The Guarantor is not required to obtain any consent, waiver, authorization or order of, or make any filing or registration with, any court or other federal, state, local, foreign or other governmental authority or other person in connection with the execution, delivery and performance by the Guarantor of this Guaranty.

          (e) LOAN AGREEMENT. The representations and warranties of the Company set forth in the Loan Agreement as they relate to such Guarantor, each of which is hereby incorporated herein by reference, are true and correct as of each time such representations are deemed to be made pursuant to such
     Loan Agreement, and the Lenders shall be entitled to rely on each of them as if they were fully set forth herein, provided that each reference in each such representation and warranty to the Company's knowledge shall, for the purposes of this Section 3, be deemed to be a reference to such
     Guarantor's knowledge.

     4. COVENANTS.

          (a) Each Guarantor covenants and agrees with the Lenders that, from and after the date of this Guarantee until the Obligations shall have been indefeasibly paid in full, such Guarantor shall take, and/or shall refrain from taking, as the case may be, each commercially reasonable action that is necessary to be taken or not taken, as the case may be, so that no Event of Default (as defined in the Notes) is caused by the failure to take such action or to refrain from taking such action by such Guarantor.

          (b) So long as any of the Obligations are outstanding, unless Lenders holding at least 67% of the aggregate principal amount of the then outstanding Notes shall otherwise consent in writing, each Guarantor will not directly or indirectly on or after the date of this Guarantee:

               i. except for Permitted Indebtedness, enter into, create, incur, assume or suffer to exist any indebtedness for borrowed money of any kind, including but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

               ii. except for Permitted Liens, enter into, create, incur, assume or suffer to exist any liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

               iii. amend its certificate of incorporation, bylaws or other charter documents so as to materially and adversely affect any rights of any Lender;

               iv. repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of its securities or debt obligations;

               v. pay cash dividends on any equity securities of the Company;

               vi. enter into any transaction with any Affiliate of the
          Guarantor which would be required to be disclosed in any public filing of the Company with the Commission, unless such transaction is made on an arm's-length basis and expressly approved by a majority of the disinterested directors of the Company (even if less than a quorum otherwise required for board approval); or

               vii. enter into any agreement with respect to any of the
          foregoing.

     5. MISCELLANEOUS.

          (a) AMENDMENTS IN WRITING. None of the terms or provisions of this
     Guarantee may be waived, amended, supplemented or otherwise modified except in writing by the Lenders holding at least 67% of the aggregate principal amount of the then outstanding Notes and the affected Guarantor(s).

          (b) NOTICES. All notices, requests and demands to or upon the Lenders or any Guarantor hereunder shall be effected in the manner provided for in the Loan Agreement, provided that any such notice, request or demand to or upon any Guarantor shall be addressed to such Guarantor at its notice address set forth on SCHEDULE 5(B).

          (c) NO WAIVER BY COURSE OF CONDUCT; CUMULATIVE REMEDIES. The Lenders
     shall not by any act (except by a written instrument pursuant to Section
     5(a)), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any default under the Transaction Documents or Event of Default. No failure to exercise, nor any delay in exercising, on the part of the Lenders, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by the Lenders of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Lenders would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

          (d) ENFORCEMENT EXPENSES; INDEMNIFICATION.

               (i) Each Guarantor agrees to pay, or reimburse the Lenders for, all its costs and expenses incurred in collecting against such
          Guarantor under the guarantee contained in Section 2 or otherwise enforcing or preserving any rights under this Guarantee and the other
          Transaction Documents to which such Guarantor is a party, including, without limitation, the reasonable fees and disbursements of counsel to the Lenders.

               (ii) Each Guarantor agrees to pay, and to save the Lenders harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes which may be payable or determined to be payable in connection with any of the transactions contemplated by this Guarantee.

               (iii) Each Guarantor agrees to pay, and to save the Lenders harmless from, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this
          Guarantee to the extent the Company would be required to do so pursuant to the Loan Agreement.

               (iv) The agreements in this Section shall survive repayment of the Obligations and all other amounts payable under the Loan Agreement and the other Transaction Documents.

          (e) SUCCESSOR AND ASSIGNS. This Guarantee shall be binding upon the successors and assigns of each Guarantor and shall inure to the benefit of the Lenders and their respective successors and assigns; provided that no
     Guarantor may assign, transfer or delegate any of its rights or obligations under this Guarantee without the prior written consent of the Lenders holding at least 67% of the aggregate principal amount of the then outstanding Notes.

          (f) SET-OFF. Each Guarantor hereby irrevocably authorizes the Lenders at any time and from time to time while an Event of Default under any of the Transaction Documents shall have occurred and be continuing, without notice to such Guarantor or any other Guarantor, any such notice being expressly waived by each Guarantor, to set-off and appropriate and apply any and all deposits, credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by the Lenders to or for the credit or the account of such Guarantor, or any part thereof in such amounts as the
     Lenders may elect, against and on account of the obligations and liabilities of such Guarantor to the Lenders hereunder and claims of every nature and description of the Lenders against such Guarantor, in any currency, whether arising hereunder, under the Loan Agreement, any other
     Transaction Document or otherwise, as the Lenders may elect, whether or not the Lenders have made any demand for payment and although such obligations, liabilities and claims may be contingent or unmatured. The Lenders shall notify such Guarantor promptly of any such set-off and the application made by the Lenders of the proceeds thereof, provided that the failure to give such notice shall not affect the validity of such set-off and application.
     The rights of the Lenders under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Lenders may have.

          (g) COUNTERPARTS. This Guarantee may be executed by one or more of the parties to this Guarantee on any number of separate counterparts (including by telecopy), and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

          (h) SEVERABILITY. Any provision of this Guarantee which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

          (i) SECTION HEADINGS. The Section headings used in this Guarantee are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

          (j) INTEGRATION. This Guarantee and the other Transaction Documents represent the agreement of the Guarantors and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Lenders relative to subject matter hereof and thereof not expressly set forth or referred to herein or in the other Transaction Documents.

                                       10

          (k) GOVERNING LAW, ARBITRATION. All questions concerning the construction, validity, enforcement and interpretation of this Guarantee shall be governed by and construed and enforced in accordance with, and any dispute between the parties relating to or arising from the Guarantee shall be governed by, the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Guarantee and any other
     Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents), as well as any dispute between the parties relating to the
     Transaction Documents, shall be resolved by binding arbitration in San
     Francisco, California before an arbitrator with experience in commercial disputes relating to securities. The arbitration shall be administered by
     JAMS pursuant to its Comprehensive Arbitration Rules and Procedures, or, if
     for any reason JAMS refuses to administer such arbitration or JAMS is no longer in business, by the American Arbitration Association ("AAA") in accordance with its rules and procedures. Unless the arbitrator determines that there is exceptional need for additional discovery, discovery in the arbitration shall be limited as follows: (1) the parties shall exchange non-privileged relevant documents including, without limitation, all documents that the parties intend to use as evidence in the arbitration;
     and (2) each party shall be entitled to take one deposition of seven hours duration of either an opposing party or a non-party. If one party fails to respond within 20 days after the other party mails a written list of proposed arbitrators to that party by either agreeing to one of the proposed arbitrators or suggesting 3 or more alternate arbitrators, the proposing party may select the arbitrator from among its initial list of proposed arbitrators and JAMS (or AAA if it is administering the arbitration) shall then appoint that arbitrator to preside over the arbitration. If the parties are unable to agree on an arbitrator, the parties shall select an arbitrator pursuant to the rules of JAMS (or AAA if it is administering the arbitration). Where reasonable, the arbitrator shall schedule the arbitration hearing within four (4) months after being appointed. The arbitrator must render a decision in writing, explaining the legal and factual basis for decision as to each of the principal controverted issues. The arbitrator's decision will be final and binding upon the parties. A judgment upon any award may be entered in any court of competent jurisdiction. This clause shall not preclude the parties from seeking provisional remedies in aid of arbitration, such as injunctive relief, from any court of competent jurisdiction. Each party shall be responsible for advancing one-half of the costs of arbitration, including all JAMS (or AAA) fees; provided that, in the award, the prevailing party shall be entitled to recover all of its costs and expenses, including reasonable attorneys' fees and costs, arbitrator fees, JAMS (or AAA) fees and costs, and any attorneys' fees and costs incurred in compelling arbitration. The parties are not waiving, and expressly reserve, any rights they may have under federal securities laws, rules, and regulations, and any such rights shall be determined in the arbitration provided for herein.
     Each party hereby irrevocably agrees and submits to the jurisdiction of the federal and state courts located in the City of San Francisco, California, for any suit, action or proceeding enforcing this arbitration provision or entering judgment upon any arbitral award made pursuant to this arbitration provision, and each party hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or that such suit, action or proceeding is an inconvenient venue. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Guarantee and the other Transaction Documents and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. This provision will be interpreted, construed and governed according to the
     Federal Arbitration Act (9 U.S.C. Sections 1 et seq.).

                                       11

          (l) ACKNOWLEDGEMENTS. Each Guarantor hereby acknowledges that:

               (i) it has been advised by counsel in the negotiation, execution and delivery of this Guarantee and the other Transaction Documents to which it is a party;

               (ii) the Lenders have no fiduciary relationship with or duty to any Guarantor arising out of or in connection with this Guarantee or any of the other Transaction Documents, and the relationship between the Guarantors, on the one hand, and the Lenders, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

               (iii) no joint venture is created hereby or by the other
          Transaction Documents or otherwise exists by virtue of the transactions contemplated hereby among the Guarantors and the Lenders.

          (m) ADDITIONAL GUARANTORS. The Company shall cause each of its subsidiaries formed or acquired on or subsequent to the date hereof to become a Guarantor for all purposes of this Guarantee by executing and delivering an Assumption Agreement in the form of Annex 1 hereto.

          (n) RELEASE OF GUARANTORS. Each Guarantor will be released from all liability hereunder concurrently with the indefeasible repayment in full of all amounts owed under the Loan Agreement, the Notes and the other
     Transaction Documents.

          (o) SENIORITY. The Obligations of each of the Guarantors hereunder rank senior in priority to any other Indebtedness (as defined in the Loan
     Agreement) of such Guarantor other than any secured Indebtedness outstanding on the date hereof and set forth on the Disclosure Schedules to the Loan Agreement.

          (p) WAIVER OF JURY TRIAL. EACH GUARANTOR AND, BY ACCEPTANCE OF THE
     BENEFITS HEREOF, THE LENDERS, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE
     TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS GUARANTEE
     AND FOR ANY COUNTERCLAIM THEREIN.

                              *********************

                            (SIGNATURE PAGES FOLLOW)

                                       12

     IN WITNESS WHEREOF, each of the undersigned has caused this Guarantee to be duly executed and delivered as of the date first above written.

                          METALINK INC.

                          By:_________________________________
                             Name:
                             Title:

                          METALINK ASIA PACIFIC LTD.

                          By:_________________________________
                             Name:
                             Title:

                          METALINK INTERNATIONAL LTD.

                          By:_________________________________
                             Name:
                             Title:

                          METALINK JAPAN K.K.

                          By:_________________________________
                             Name:
                             Title:

                                       13

                                   SCHEDULE 1

                                   GUARANTORS

     The following are the names, notice addresses and jurisdiction of organization of each Guarantor.

                                 JURISDICTION OF               COMPANY OWNED
NAME                              INCORPORATION                BY PERCENTAGE
-----------                       -------------                -------------

Metalink Inc.                     UNITED STATES                     100%
Metalink Asia Pacific Ltd.            KOREA                         100%
Metalink International Ltd.   REPUBLIC OF SEYCHELLES                100%
Metalink Japan K.K.                   JAPAN                         100%

                                       14

                                   Annex 1 to
                              SUBSIDIARY GUARANTEE

ASSUMPTION AGREEMENT, dated as of ____ __, ______ made by
______________________________, a ______________ corporation (the "ADDITIONAL
GUARANTOR"), in favor of the Lenders pursuant to the Loan Agreement referred to below. All capitalized terms not defined herein shall have the meaning ascribed to them in such Loan Agreement.

                              W I T N E S S E T H :

     WHEREAS, Metalink Ltd., an Israeli corporation (the "COMPANY") and the
Lenders have entered into a Loan Agreement, dated as of September 8, 2008 (as amended, supplemented or otherwise modified from time to time, the "LOAN
AGREEMENT");

     WHEREAS, in connection with the Loan Agreement, the Subsidiaries of the
Company (other than the Additional Guarantor) have entered into the Subsidiary
Guarantee, dated as of September 8, 2008 (as amended, supplemented or otherwise modified from time to time, the "GUARANTEE") in favor of the Lenders;

     WHEREAS, the Loan Agreement requires the Additional Guarantor to become a party to the Guarantee; and

     WHEREAS, the Additional Guarantor has agreed to execute and deliver this
Assumption Agreement in order to become a party to the Guarantee;

                          NOW, THEREFORE, IT IS AGREED:

     1. GUARANTEE. By executing and delivering this Assumption Agreement, the
Additional Guarantor, as provided in Section 5(m) of the Guarantee, hereby becomes a party to the Guarantee as a Guarantor thereunder with the same force and effect as if originally named therein as a Guarantor and, without limiting the generality of the foregoing, hereby expressly assumes all obligations and liabilities of a Guarantor thereunder. The information set forth in Annex 1 hereto is hereby added to the information set forth in Schedule 1 to the
Guarantee. The Additional Guarantor hereby represents and warrants that each of the representations and warranties contained in Section 3 of the Guarantee is true and correct on and as the date hereof as to such Additional Guarantor
(after giving effect to this Assumption Agreement) as if made on and as of such date.

     2. GOVERNING LAW. THIS ASSUMPTION AGREEMENT SHALL BE GOVERNED BY, AND
CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

                                       15

     IN WITNESS WHEREOF, the undersigned has caused this Assumption Agreement to be duly executed and delivered as of the date first above written.

                                           ADDITIONAL GUARANTOR

                                           By:__________________________________
                                           Name:
                                           Title:

                                       16